Exhibit 99.7
Letter Agreement dated February 4, 2000 between LSOF Greenbriar and Greenbriar





                                February 4, 2000




Greenbriar Corporation
Attention:  Gene S. Bertcher
4265 Kellway Circle
Addison, Texas  75001

           Re:        Preferred Stock Redemption from the Beaverton Land Sale
                      -------------------------------------------------------

Ladies and Gentlemen:

Reference is made to that certain letter agreement (the "Original Redemption Letter") dated January 31, 2000 between Greenbriar Corporation ("Greenbriar") and LSOF Greenbriar, L.L.C. ("Lone Star"). In Paragraph 2, of the Original Redemption Letter, Greenbriar agreed to use all proceeds, after payment of reasonable out-of-pocket expenses (the "Net Proceeds"), from the Beaverton land sale to redeem, first, shares of its Series G Senior Non-Voting Convertible Stock (the "Series G Preferred Stock"), and then, shares of its Series F Senior Convertible Preferred Stock (the "Series F Preferred Stock," and together with the Series G Preferred Stock, the "Preferred Stock").

The Beaverton land sale has occurred and Greenbriar has $1 million of Net Proceeds from such sale. This letter sets forth our understanding of the agreement between Greenbriar and Lone Star regarding the required redemption of Preferred Stock for the Beaverton land sale pursuant to Paragraph 2 of the Original Redemption Letter.

         5. Redemption. Greenbriar and Lone Star agree that on February 4, 2000, Greenbriar will redeem 75,722 shares of Series G Stock, as calculated in accordance with Exhibit A attached hereto, for an aggregate redemption price of $1 million. Greenbriar shall issue a new certificate for the balance of the unredeemed shares after giving effect to the redemption pursuant to Paragraph 1 of the Original Redemption Letter and redemption described in this letter.

         6. Original Redemption Letter in Effect. Nothing in this letter shall be deemed an amendment, release or waiver of the Original Redemption Letter. The Original Redemption Letter shall remain in full force and effect.

         7. Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to principles of conflicts of law.


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         If the above understanding is satisfactory to Greenbriar, please sign this letter in the space indicated below and return a signed copy to Lone Star at the address set forth above, attention: Len Allen, whereupon this letter agreement shall become a binding agreement upon the parties hereto and their respective survivors and assigns.




                                        LSOF GREENBRIAR, L.L.C.

                                        By: /s/ Les W. Allen, Jr.
                                           ----------------------------------
                                           Name: Les W. Allen, Jr.
                                           Title: Vice President


Acknowledged and Agreed to by:

GREENBRIAR CORPORATION

By: /s/ Gene S. Bertcher
    -----------------------------------
    Name: Gene S. Bertcher
    Title: Executive Vice President




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                                    Exhibit A



Preferred Stock Redemption Calculation:
--------------------------------------

Preferred Stock Investment (as of 2/4/00):                        $20,106,191

20% IRR Lookback (as of 2/4/00):                                   $6,446,388
                                                                 ------------

Total as of 2/4/00:                                               $26,552,579

Preferred Stock Investment (as % of Total):                            75.72%

Pro-Rata Share of Current Redemption Allocated to
  Preferred Stock:                                                   $757,222

Number of Shares Redeemed (10:1):                                      75,722

Pro-Rata Share of Current Redemption Allocated to Lookback:          $242,778







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